UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Planet Fitness, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

72703H101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 72703H101	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 6,400,147 (a)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 6,400,147 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,147 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (b)
12.	TYPE OF REPORTING PERSON OO

(a)	Represents Common Units of Pla-Fit Holdings, LLC (“Holding Units”) and an equal number of shares of Class B common stock of Planet Fitness, Inc. (the “Company”). Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock of the Company, each Holding Unit is convertible (along with an equal number of shares of Class B common stock of the Company) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.
(b)	The calculation assumes that there is a total of 67,233,012 shares of Class A common stock of the Company outstanding, which is the sum of (i) 60,832,865 shares of Class A common stock outstanding as of November 22, 2016, as reported in the Company’s prospectus supplement filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2016, and (ii) 6,400,147 shares of Class A common stock that are issuable in exchange for the 6,400,147 Holding Units and corresponding shares of Class B common stock held by The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06.

13G

CUSIP No. 72703H101	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 1,828,163 (a)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,828,163 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,163 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9% (b)
12.	TYPE OF REPORTING PERSON OO

(a)	Represents Holding Units and an equal number of shares of Class B common stock of the Company. Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock of the Company, each Holding Unit is convertible (along with an equal number of shares of Class B common stock of the Company) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.
(b)	The calculation assumes that there is a total of 62,661,028 shares of Class A common stock of the Company outstanding, which is the sum of (i) 60,832,865 shares of Class A common stock outstanding as of November 22, 2016, as reported in the Company’s prospectus supplement filed with the Commission on November 18, 2016, and (ii) 1,828,163 shares of Class A common stock that are issuable in exchange for the 1,828,163 Holding Units and corresponding shares of Class B common stock held by The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12.

13G

CUSIP No. 72703H101	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON Christopher J. Rondeau
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 8,228,310 (a)(b)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 8,228,310 (a)(b)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,228,310 (a)(b)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (c)
12.	TYPE OF REPORTING PERSON IN

(a)	Represents Holding Units and an equal number of shares of Class B common stock of the Company. Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock of the Company, each Holding Unit is convertible (along with an equal number of shares of Class B common stock of the Company) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.
(b)	Includes 6,400,147 Holding Units and 6,400,147 shares of Class B common stock held by The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06 and 1,828,163 Holding Units and 1,828,163 shares of Class B common stock held by The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12.
(c)	The calculation assumes that there is a total of 69,061,175 shares of Class A common stock of the Company outstanding, which is the sum of (i) 60,832,865 shares of Class A common stock outstanding as of November 22, 2016, as reported in the Company’s prospectus supplement filed with the Commission on November 18, 2016, and (ii) 8,228,310 shares of Class A common stock that are issuable in exchange for the 8,228,310 Holding Units and corresponding shares of Class B common stock beneficially owned by Christopher Rondeau.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Planet Fitness, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 26 Fox Run Road, Newington, New Hampshire 03801.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06 (“Rondeau Revocable Trust”); (2) The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12 (“Rondeau Irrevocable Trust”); and (3) Christopher J. Rondeau.

Mr. Rondeau and his wife, Michelle L. Rondeau, are trustees of the Rondeau Revocable Trust. Mr. Rondeau’s attorney, Michael Bass, and Mrs. Rondeau are trustees of the Rondeau Irrevocable Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2017, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Persons is 26 Fox Run Road, Newington, NH 03801.

Item 2(c).	Citizenship

The citizenship for the Rondeau Revocable Trust is New Hampshire.

The citizenship for the Rondeau Irrevocable Trust is New Hampshire.

The citizenship of Mr. Rondeau is the United States.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Class A common stock is 72703H101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2016, the following shares were held by the Reporting Persons:

The Rondeau Revocable Trust held 6,400,147 Holding Units and 6,400,147 shares of Class B common stock of the Company, representing approximately 9.5% of (i) the Company’s outstanding shares of Class A common stock and (ii) shares of Class A common stock issuable in exchange for the Holding Units and shares of Class B common stock directly held by the Rondeau Revocable Trust.

The Rondeau Irrevocable Trust held 1,828,163 Holding Units and 1,828,163 shares of Class B common stock of the Company, representing approximately 2.9% of (i) the Company’s outstanding shares of Class A common stock and (ii) shares of Class A common stock issuable in exchange for the Holding Units and shares of Class B common stock directly held by the Rondeau Irrevocable Trust.

Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock of the Company, each Holding Unit is convertible (along with an equal number of shares of Class B common stock of the Company) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.

As a result of the foregoing and the relationships described in 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 8,228,310 shares of Class A common stock of the Company, which represents the number of shares of Class A common stock that would be received in the aggregate by the Reporting Persons upon exchange of all of the Holding Units and shares of Class B common stock beneficially owned by the Reporting Persons. The 8,228,310 shares of Class A common stock represents approximately 11.9% of the total number of outstanding shares of Class A common stock (based on a total of 69,061,175 shares of Class A common stock of the Company outstanding, which is the sum of (i) 60,832,865 shares of Class A common stock outstanding as of November 22, 2016, as reported in the Company’s prospectus supplement filed with the Commission on November 18, 2016, and (ii) 8,228,310 shares of Class A common stock that are issuable in exchange for the 8,228,310 Holding Units and corresponding shares of Class B common stock beneficially owned by the Reporting Persons).

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote:

8,228,310 Holding Units and 8,228,310 shares of Class B common stock.

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

8,228,310 Holding Units and 8,228,310 shares of Class B common stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2017

By:	/s/ Christopher J. Rondeau
Christopher J. Rondeau

The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06

By:	/s/ Christopher J. Rondeau
Christopher J. Rondeau, as Trustee of The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06

The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12

By:	/s/ Michelle L. Rondeau
Michelle L. Rondeau, as Trustee of The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12

By:	/s/ Michael A. Bass
Michael A. Bass, as Trustee of The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2017

By:	/s/ Christopher J. Rondeau
Christopher J. Rondeau

The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06

By:	/s/ Christopher J. Rondeau
Christopher J. Rondeau, as Trustee of The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06

The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12

By:	/s/ Michelle L. Rondeau
Michelle L. Rondeau, as Trustee of The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12

By:	/s/ Michael A. Bass
Michael A. Bass, as Trustee of The Christopher J. Rondeau Irrevocable GST Trust of 2012, u/d/t 11/08/12